BETA CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Beta Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 Brickell Avenue, Suite 1201
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Idelma Hervis	305-358-8814	ihervis@creand.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue - Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/03	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Idelma Hervis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Beta Capital Securities, LLC _____, as of 12/31 _____, 2021 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JOHN E. HEALY
MY COMMISSION # GG 293064
EXPIRES: May 18, 2023
Bonded Thru Notary Public Underwriters

Notary Public

Signature: _____

Title: _____
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Beta Capital Securities, LLC
Miami, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Beta Capital Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2021.

New York, New York
March 1, 2022

BETA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets		
Cash and cash equivalents	$	20,864,557
Restricted cash – segregated under federal regulations		6,750,000
Receivables from brokers-dealers, clearing organizations and counterparties		3,999,554
Deposit at clearing broker		273,924
Receivables from customers		16,565,238
Property and equipment		100,924
Right-of-use asset		999,112
Due from related parties		197,146
Other assets		1,981,156
Total assets	$	51,731,611
Liabilities and Member's Equity		
Payables to customers	$	7,637,543
Payables to broker-dealers, clearing organizations and counterparties		734,510
Commissions payable		577,175
Accounts payable and accrued liabilities		824,999
Line of credit – related party		22,023,521
Lease liability		1,183,348
Total liabilities		32,981,096
Commitments and Contingencies (NOTE 8)		
Member's equity		18,750,515
Total liabilities and member's equity	$	51,731,611

See accompanying notes.

NOTE 1.　　SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Securities, LLC (the Company) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities.　The Company acts in an agency and riskless principal capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission. The Company is a wholly owned subsidiary of Credit Andorra US GP (USGP). The Company is approved by Financial Industry Regulatory Authority (FINRA), the Company's self-regulatory organization, to conduct self-clearing operations. Beta Capital Securities LLC and its affiliate Beta Capital Management LLC, a registered investment advisor, were re-branded as Creand Wealth Management in 2021.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations.　Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less to be cash equivalents.　The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Cash Segregated in Accordance with Federal Regulations

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The Company had $6,750,000 cash on deposit in the reserve bank accounts as of December 31, 2021.

Receivable from and Payables to Customers

Accounts receivable from and payable to customers are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" (the "Standard"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgement about the assumptions market participants would use in pricing the asset or liability.

Fair Value of Financial Instruments (continued)

The Standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs which are measured using the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company did not have any financial instruments within this scope of these disclosure requirements as of December 31, 2021. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk.   These instruments include cash and cash equivalents, receivables from broker-dealers, clearing organizations, and counterparties, payables to broker-dealers, clearing organizations and counterparties, line of credit and other payables (all Level 1).

Commissions Payable

Commissions payable relates to amounts due to the Company's registered representatives for customer sales of securities and are recorded based on agreed upon commission payout percentages, as commission revenue is accrued.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently. Depreciation of property and equipment is computed using the straight-line method based upon estimated useful lives of three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets, which ranges from seven to nine years.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities: A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the

Leases (continued)

commencement date. Lease payments including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets: A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term (see Note 7).

Defined Contribution Plan

The Company maintains a 401(k)-plan covering substantially all employees, with the Company matching up to 4% of employee payroll deferrals at the Company's discretion.

Use of Estimates in the Preparation of Financial Statement

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statement and the disclosures provided. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is a Limited Liability Company, which is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on Credit Andorra USGP LLC's income tax return. No provision for income taxes is included in the accompanying financial statement, as the Parent does not allocate income taxes to the Company.

Income Taxes (continued)

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years *(generally a period of three years from the later of each return's due date or the date filed)* that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statement.

Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

In accordance with ASU 2018-15, the costs associated with implementing the Company's self-clearing operation have been capitalized and included in other assets on the statement of financial condition. These costs are being amortized over 6 years, which is the life of the related service contract. On December 31, 2021, capitalized self-clearing implementation costs amounted to $870,428, with accumulated amortization on those costs being $339,449 resulting in a net carrying value of $530,979 and is reported in other assets in the statement of financial condition.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses if any are reported in credit loss expense. As of December 31, 2021 there was no allowance for credit losses reported.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical Expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the

Current Expected Credit Losses (continued)

collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Certain off-balance sheet credit exposures. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's customer securities activities are transacted on either a cash or margin basis.   In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.   In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.   Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.   In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.   The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant   information about past events, current conditions, and reasonable and supportable forecasts. For off-balance sheet credit exposures, the allowance for credit losses is reported as a liability.

Current Expected Credit Losses (continued)

Receivables from Customers. The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Receivables from broker-dealers and Clearing Organizations. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

CARES Act Employee Retention Credits

The CARES Act provides eligible employers with less than 500 employees, a refundable tax employee retention credit ("ERC") against the employer's share of social security taxes equal to 70% of qualified wages paid to employees during a quarter, for a maximum quarterly tax credit per employee of $10,000. The Company qualified and applied for the tax credit under the CARES Act for the quarters ended June and September 2021.

In 2021, the Company adopted International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance to account for its ERC's, which requires government assistance to be recognized when there is reasonable assurance that (1) any conditions attached to the assistance will be met and (2) the assistance will be received. As permitted by IAS 20, the Company has included the ERCs in the amount of approximately $553,000 as a receivable included in other assets in the statement of financial condition. The Company has no unfulfilled conditions or other contingencies attached to government assistance that has been recognized.

NOTE 2.   **RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, CLEARING ORGANIZATIONS, AND COUNTERPARTIES**

Receivables from and payables to brokers-dealers, clearing organizations, and counterparties result from the Company's processing of customer transactions and consisted of the following as of December 31, 2021:

NOTE 2. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, CLEARING ORGANIZATIONS, AND COUNTERPARTIES (continued)

Receivable:		
Receivable from clearing organization	$	2,804,930
Securities Fail to Deliver		932,317
Commissions receivable from broker-dealers		201,595
Other		60,712
		3,999,554
Payable:		
Securities Fail to Receive	$	732,599
Payable to clearing organization		1,911
	$	734,510

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

The Company maintains deposits at various financial services companies that the Company utilizes to facilitate its self-trading operations and legacy fully disclosed clearing activity. At December 31, 2021, the Company had receivables from clearing organizations of $2,804,930 of which $1,955,666 was held at one clearing organization.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2021, the Company's "Net Capital" was $15,617,473 which exceeded the requirements by $13,485,340 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.05 to 1.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021, consisted of the following:

Furniture and fixtures	$	128,365
Software		329,078
Leasehold improvements		648,259
Office equipment		347,297
		1,452,999
Less: accumulated depreciation and amortization		(1,352,075)
	$	100,924

NOTE 5. RELATED PARTIES

Beta Capital Management, LLC

The Company has an expense sharing agreement with Beta Capital Management, LLC (BCM). Additionally, the Company has a revenue sharing agreement with BCM for which the Company pays BCM 25% of the Company's retention on certain revenue earned.

At December 31, 2021, $180,746 is due from BCM. BCM is related by common ownership.

Credit Andorra, S.A.

In October 2019, the Company entered into a loan agreement with an affiliate, Credit Andorra S.A. (CA SA), whereby CA SA provided the Company with a line of credit in the amount of $47,600,000 at a variable interest rate, which at December 31, 2021, was 0.632% on any outstanding balance. Effective January 1, 2022, the outstanding loan rate will be .7238% The line of credit maturity date is April 17,2022, with automatic one-month extensions thereafter until formal notification is given by either the Company or CASA.

As of December 31, 2021, the Company has a loan balance of $22,023,521. Interest on the loan was fully paid at December 31, 2021.

At December 31, 2021, $9,399 is due from CA SA.

Credit Andorra US GP, LLC

During 2021, Credit Andorra US GP, LLC (USGP) rented office furniture to the Company under a month-to-month lease.

Banco Credit Andorra Panama

In 2015, Banco Credit Andorra Panama, an affiliated Panamanian bank made loans to two employees of the Company totaling $700,000.   On a monthly basis, the Company withholds funds from the commissions earned by these employees and remits it to Banco Credit Andorra Panama.   At December 31, 2021, there was no balance due from the Company to Banco Credit Andorra Panama.   In connection with the bank loans, the Company has entered into a retention bonus agreement with the two employees whereby the Company will pay the final $150,000 of the loans if the two employees complete seven years of employment with the Company for the period of April 15, 2015, to April 15, 2022.   At December 31, 2021, the Company has accrued $144,666 for the retention bonus, which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

Securities Transactions

The Company was the counterparty to securities transactions with parties related through common ownership. One such counterparty, Creand Wealth & Securities (formally Banque de Patrimoines Prives "BPP"), also serves as one of the Company custodians for customer securities.

Alternative Products

The Company's customers have Alternative Investment Product (AIP) positions, where the Company is a distributor, and Credit Andorra SA, a related party is administrator.

NOTE 6.   LEASES

The Company is obligated under non-cancelable operating leases for office space and equipment expiring in 2024. The Company's office space lease requires the Company to make variable payments for common area maintenance and taxes. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The future minimum annual lease payments under the Company's operating lease liabilities for years subsequent to December 31, 2021, are as follows:

2022	404,247
2023	416,361
2024	428,844
Total payments due under operating lease liabilities	1,249,452
Less amount representing interest	(66,104)
Total present value of net minimum lease payments	$ 1,183,348

The weighted average remaining lease term for the operating leases is approximately 35 months. The weighted average discount rate is 3.75%.

NOTE 7.   COMMITMENTS AND CONTINGENCIES

Service Contracts

The Company is party to certain long-term contracts for systems and services that enable back-office trade processing and clearing for its products and service offerings. No incentive was received from Broadridge Financial Services.

Future minimum payment under service contracts with initial terms greater than one year as of December 31, 2021, were approximately the following:

2022	806,250
2023	442,631
2024	239,456
	$ 1,488,337

Legal and Regulatory

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.